 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Gregorian, Vartan (Last) (First) (Middle) Carnegie Corporation of New York 437 Madison Avenue (Street) New York, NY 10022 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The McGraw-Hill Companies MHP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/02/2003	R |	17.8622 | A |	2,003.7741 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Gregorian, Vartan - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	$0.0000	01/02/2003	A | V	(A) 863.67	(2) | (2)	Common Stock - 863.67	(3)	6,314.93	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Vartan Gregorian ________________________________ 01-03-2003 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Gregorian, Vartan - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for The McGraw-Hill Companies MHP

Form 4 - January 2003

Vartan Gregorian
Carnegie Corporation of New York
437 Madison Avenue
New York, NY 10022
Explanation of responses:

(1)   Includes 17.8622 shares acquired in 2002 under The McGraw-Hill Companies Dividend Reinvestment Plan.
(2)   The phantom stock units were accrued under The McGraw-Hill Companies Director Deferred Stock Ownership Plan and are to be settled 100% in The McGraw-Hill Companies common stock at such time as the reporting person ceases to be a director.
(3)   The phantom stock units were accrued under the McGraw-Hill Companies Director Deferred Stock Ownership Plan based on the average of the monthly average for each month during 2002 of the means between the reported high and low sale prices of a share of McGraw-Hill Common Stock for each trading day during each month.

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